EXHIBIT 26(b)


               INGERSOLL-RAND SUCCESSFULLY ACQUIRES IN EXCESS
              OF 97% OF THE SHARES OF CLARK EQUIPMENT COMPANY


     Woodcliff Lake, New Jersey (May 26, 1995) -- Ingersoll-Rand Company today announced that, based on information provided by the Depositary, a total of approximately 16,700,000 shares of Clark Equipment Company (or approximately 97.7% of the outstanding shares of Clark) were validly tendered and not properly withdrawn pursuant to its cash offer for all outstanding shares of Clark. Such share amount includes approximately 1,900,000 shares subject to guarantee of delivery.

     Ingersoll-Rand said earlier today that it has accepted for purchase all shares validly tendered and not properly withdrawn prior to the expiration of the offer and that it will complete the merger with Clark as soon as practicable.